Exhibit C

Värde Partners, Inc. 609 Main Street Suite 3925 Houston, TX 77002 +1 713-335-4470 main +1 713-335-4487 fax www.varde.com

February 28, 2020

Special Committee of the Board of Directors

Lilis Energy, Inc.

201 Main Street, Suite 700

Fort Worth, Texas 76102

Attn:	Members of the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of Lilis Energy, Inc. (“Lilis”)

Ladies and Gentlemen:

Värde Partners, Inc., on behalf of certain of its affiliated private funds and investment vehicles (“Värde” or “we”), is writing the Special Committee in respect of our non-binding offer to acquire all of the outstanding shares of Lilis’ common stock not already owned by Värde (the “Non-Binding Offer”).

As you are aware, recent market volatility driven by global events has significantly depressed the commodity price outlook, resulting in steep declines in the public market valuation of issuers in the exploration & production sector. Nevertheless, we continue to believe our Non-Binding Offer represents a definitive, positive path forward for Lilis and its stockholders. As a result, we are extending our Non-Binding Offer deadline to March 18, 2020 in order to allow the Special Committee time for further discussions and evaluation.

As previously noted, this letter and the Non-Binding Offer are not intended to, and do not, constitute or create any legally binding obligations or liabilities (including as to negotiations) on the part of Värde or any of its affiliates and such a binding obligation shall be created only upon the execution and delivery by certain affiliates of Värde and Lilis of a definitive merger agreement. Värde and its affiliates reserve their right to withdraw the Non-Binding Offer at any time, for any reason, at their sole discretion. Further, we continue to evaluate all options as a stockholder of Lilis and reserve all rights with respect thereto and under the Waiver Agreement dated December 10, 2019.

We look forward to continuing to work with the Special Committee and its advisors in a timely fashion on this very important matter for Lilis and its stockholders.

[Signature Page Follows]

Sincerely,

VÄRDE PARTNERS, INC., on behalf of certain of its affiliated private funds and investment vehicles

By:	/s/ Markus Specks
Name: Markus Specks Title: Managing Director

[Signature Page to Letter to Special Committee]